Exhibit 99.6
South Pars Iran: Judicial interviews of Total employees completed
Paris, March 22, 2007 — Total confirms that the interviews of Robert Castaigne, Chief Financial Officer of Total and Philippe Boisseau, Executive Vice President Gas & Power, with investigators of the French financial police (BRDE) were completed in the evening of March 21, 2007. Neither has been charged with any offence.
After being held for questionning, Mr. Christophe de Margerie, Chief Executive Officer of Total, has left the judge’s office after being placed under formal investigation in proceedings related to a judicial investigation, initiated in December 2006. This investigation is related to the development of the South Pars project in Iran, for which Total entered into agreements with the National Iranian Oil Company (NIOC) in 1997.
Once again, the Group expresses its full support for its employees and confirms that the agreements for the development of the South Pars project were entered into in compliance with applicable law.
The Group is confident in its belief that the investigation will establish the absence of any illegal activities and reaffirms that Total adheres to a strict code of conduct regardless of the difficulties linked to its activities and the environments in which it operates.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
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